Exhibit 99.1

Crescent Point Announces Q3 2023 Conference Call

CALGARY, AB, Oct. 26, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) plans to report its third quarter 2023 financial and operating results via press release prior to the opening of markets on Thursday, November 2, 2023. Crescent Point's management will hold a conference call at 10:00 a.m. MT (12:00 p.m. ET) the same day to discuss the Company's results and outlook.

Participants can listen to this event online via webcast. To join the call without operator assistance, participants may register online by entering their phone number to receive an instant automated call back. Alternatively, the conference call can be accessed with operator assistance by dialing 1-888-390-0605. Participants will be able to take part in a question and answer session following management's opening remarks through both the webcast dashboard and conference call line.

The webcast will be archived for replay and can be accessed on Crescent Point's conference calls and webcasts webpage. The replay will be available shortly after the completion of the call.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:https://www.prnewswire.com/news-releases/crescent-point-announces-q3-2023-conference-call-301968007.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2023/26/c1341.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 12:00e 26-OCT-23